Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
(In thousands)	Year Ended December 31,
	2016	2015	2014	2013	2012
Income before taxes	$388,282	$386,685	$342,210	$260,993	$203,439
Fixed charges, less capitalized interest	61,998	42,328	25,340	16,861	15,418
Amortization of capitalized interest	96	318	—	200	222
Total earnings	453,226	429,331	367,550	278,054	219,079

Interest expensed and capitalized	25,726	14,655	5,527	3,026	5,299
Estimate of interest within rental expense (1)	37,164	28,585	19,812	13,905	10,209
Total fixed charges	$62,890	$43,240	$25,340	$16,931	$15,508

Ratio of Earnings to fixed charges	7.2	9.9	14.5	16.4	14.1

(1) Represents one third of rental expenses which is considered representative of the interest factor of operating leases.